SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934

Dragon’s Lair Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

26144R 10 2
(CUSIP Number of Class of Securities)

Frances Mize
100 Four Star Lane
Odenville, Alabama 35120
(205) 640-7821
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2009
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.  26144R 10 2

1	NAME OF REPORT PERSON Frances Mize
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,430,576 8 SHARED VOTING POWER 5,928,235 9 SOLE DISPOSITIVE POWER 2,430,576 10 SHARED DISPOSITIVE POWER 5,928,235

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,928,235
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.1%
14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock (“Common Stock”) of Dragon’s Lair Holdings, Inc. (the “Company”), and is being filed pursuant to Rule 13d-1 under the Exchange Act.  The principal executive offices of the Company are located at 785 NE 83rd Terrace, Miami, Florida  33138.

Item 2. Identity and Background.

This statement is filed on behalf of Frances Mize.  The address of the principal business and principal office of Frances Mize is 100 Four Star Lane, Odenville, Alabama 35120.

Since February 2006, Frances Mize, has served as a manager of Four Star Properties, LLC.  For more than the past five years, Ms. Mize has served as the qualifying broker for Four Star Realty, LLC and its affiliates.  Ms. Mize is a licensed realtor in the State of Alabama.

Bobby Smith, Jr. acted in concert with Frances Mize to purchase the shares of common stock of the Company.  Since September 2002, Bobby Smith, Jr., has served as the president and owner of Four Star Investments, Inc., an Alabama corporation.  Mr. Smith is a licensed builder and general contractor with the State of Alabama.

During the last five years, neither Frances Mize nor Bobby Smith, Jr. has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source and amount of funds or other consideration used in making the purchase of the shares was from Four Star Investments, Inc., an Alabama corporation, and the sum total paid was $300,000.  Bobby Smith, Jr. is the president and owner of Four Star Investments, Inc. and acted in concert with Frances Mize to finance the purchase of the shares of common stock of the Company.  The purchase of the shares was made pursuant to (A) that certain Share Purchase and Sale Agreement dated December 14, 2009 by and among Bobby R. Smith, Jr. and Frances Mize, as purchasers, and Talles Investments, Inc., Michel Lemoine, Yamit Lemoine, H. Bradley Ress, Steve Kravitz and Joseph R. Pierre-Louis, as sellers, for 5,828,235 shares of common stock of the Company and (B) that certain Stock Purchase Agreement dated December 14, 2009 by and between Bobby R. Smith, Jr., as purchaser, and Island Capital Management, LLC, as seller, for 100,000 shares of common stock of the Company (collectively, the “Agreements”).  The sales resulted in the transfer of 74.1 percent (74.1%) of the issued and outstanding capital stock of the Company to Frances Mize and Bobby Smith, Jr., which resulted in a change in control of the Company.  The description of the Agreements contained in this Schedule 13D is qualified in their entirety by reference to the Agreements, which are incorporated by reference to Exhibits 1 and 2 hereto.

Item 4. Purpose of Transaction.

The purpose of the acquisition of the shares of the Company’s Common Stock undertaken by Frances Mize and Bobby Smith, Jr. was to effect a change in control of the Company, including a change in its business and management.  Frances Mize and Bobby Smith, Jr. were appointed as directors of the Company on December 14, 2009 and replaced the existing directors.  Bobby Smith, Jr. was appointed the President, Chief Executive Officer and Treasurer of the Company.  Frances Mize was appointed the Secretary of the Company.

Any alternatives that Frances Mize and Bobby Smith, Jr. may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations, and prospects of the Company, and general economic, financial market, and industry conditions.  Frances Mize and Bobby Smith, Jr. intend to review the performance of their investments and consider or explore a variety of alternatives, including without limitation a change in the management and business of the Company and an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries.  Frances Mize and Bobby Smith, Jr. reserve the right to act in concert with any other shareholders of the Company, or other persons, for a common purpose should she determine to do so, and/or to recommend courses of action to the Company’s management, the Company’s Board of Directors, the Company’s shareholders and others, or take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.  Notwithstanding anything to the contrary contained herein, Frances Mize and Bobby Smith, Jr. specifically reserve the right to change their intention with respect to any or all of such matters.  Any alternatives that Frances Mize and Bobby Smith, Jr. may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations, and prospects of the Company, and general economic, financial market, and industry conditions.

Other than as described above, Frances Mize and Bobby Smith, Jr. do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above (although Frances Mize and Bobby Smith, Jr. reserve the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

(a) and (b) Frances Mize and Bobby Smith, Jr. acted in to the purchase of the shares of common stock of the Company. As of December 18, 2009, 2,430,576 shares of Common Stock of the Company were issued to and beneficially owned by Frances Mize, which represents 30.4 percent (30.4%) of the issued and outstanding shares of Common Stock of the Company.  Frances Mize has the sole power to vote or dispose of all of these shares.  As December 18, 2009, 3,497,659 shares of Common Stock of the Company were issued to and beneficially owned by Bobby Smith, Jr., which represents 43.7 percent (43.7%) of the issued and outstanding shares of Common Stock of the Company.  Bobby Smith, Jr. has the sole power to vote or dispose of all of these shares.  Bobby Smith, Jr. and Frances Mize together own 5,928,235 shares of Common Stock of the Company, or 74.1 percent (74.1%) of the issued and outstanding shares of Common Stock of the Company and are deemed to have shared voting and dispositive power with respect to all of these shares.

(c) Neither Frances Mize nor and Bobby Smith, Jr. has effected any transaction in the Common Stock of the Company during the past 60 days.

(d) No other person is known by Frances Mize and Bobby Smith, Jr. to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Frances Mize and Bobby Smith, Jr.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Frances Mize and Bobby Smith, Jr. or any person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The following Exhibits are filed herein:

Exhibits

Exhibit 1
Share Purchase and Sale Agreement dated December 14, 2009 by and among Bobby R. Smith, Jr., Frances Mize, Talles Investments, Inc., Michel Lemoine, Yamit Lemoine, H. Bradley Ress, Steve Kravitz and Joseph R. Pierre-Louis (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of Dragon’s Lair Holdings, Inc. filed on December 18, 2009 with the Securities and Exchange Commission).

Exhibit 2
Stock Purchase Agreement dated December 14, 2009 by and between Bobby R. Smith, Jr., and Island Capital Management, LLC (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K of Dragon’s Lair Holdings, Inc. filed on December 18, 2009 with the Securities and Exchange Commission).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth herein is true, complete and correct.

Dated: December 22, 2009
 /s/ Frances Mize
FRANCES MIZE